May 9, 2007

VIA EDGAR

Unites States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Senesco Technologies, Inc.
Form 10-K for the fiscal year ended June 30, 2006
File Number 001-31326

Dear Mr. Rosenberg:

This letter is being submitted in response to verbal comments received from the Securities and Exchange Commission (the “Commission”) on May 4, 2007, in connection with the Company’s original response to the Commissions comment letter dated February 23, 2007, regarding the above-referenced filing.

Consolidated Financial Statement, page F-1

Notes To Consolidated Financial Statements, page F-9

1 Principal Business Activity and Summary of Significant Accounting Policies, page F-9

1.                                      Refer to your response to comment one.  Please revise your proposed discussion of your patents to clarify that your new amortization policy is to start amortization of Patent Costs when the Patent Application is filed, as stated in your response letter dated March 7, 2007.

In response to the Commission’s comment, the Company intends to insert the following disclosure in its Notes to Consolidated Financial Statements — Principal Business Activity and Summary of Significant Accounting Policies for each of its Form 10-Q and Form 10-K.

“The Company conducts research and development activities, the cost of which is expensed as incurred, in order to generate patents that can be licensed to third parties in exchange for license fees and royalties.  Because the patents are the basis of the Company’s future revenue, the patent costs are capitalized.   The capitalized patent costs represent the outside legal fees incurred by the Company to submit and undertake all necessary efforts to have such patent applications issued as patents.

The length of time that it takes for an initial patent application to be approved is generally between four to six years, however, due to the unique nature of each patent application, the actual length of time may vary.  If a patent application is denied, the associated cost of that application would be written off.  However, the Company has not had any patent applications denied as of this point in time.  Additionally, should a patent application become impaired during the application process, the Company would write down or write off the associated cost of that patent application.

The Company had determined that the economic benefit of the patent applications did not begin until they were issued.  As such, the Company would amortize the issued patent costs beginning on the date of issue, but did not amortize the cost of patent applications that were still pending.  Due to the increasing number and scope of license agreements the Company has entered into, the Company has determined that it is now receiving the economic benefit of the patent applications as well as the issued patents and has begun amortizing the patent application costs during the three month period ended March 31, 2007.

Patent costs are being amortized over a period of 17 years, the life of the patent.

The Company assesses the impairment in value of intangible assets whenever events or circumstances indicate that their carrying value may not be recoverable.  Factors the Company considers important which could trigger an impairment review include the following:

•     significant negative industry trends

•     significant underutilization of the assets

•     significant changes in how the Company uses the assets or its plans for their use; and

•     changes in technology and the appearance of competing technology

If the Company’s review determines that the future discounted cash flows related to these assets will not be sufficient to recover their carrying value, the Company will reduce the carrying values of these assets down to its estimate of fair value and continue amortizing them over their remaining useful lives.  To date, the Company has not recorded any impairment of intangible assets.”

The Company hopes that the above response will be acceptable to the Commission staff.

Please do not hesitate to contact me at (732) 296-8400 or fax me at (732) 296-9292 should you have any questions regarding the foregoing.  Thank you for your time and attention.

Sincerely,

/s/ Joel Brooks
Joel Brooks
Chief Financial Officer